UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. __)

Primus Guaranty, Ltd.

(Name of Issuer)

Common Shares, par value $0.08 per share

(Title of Class of Securities)

G72457107 (CUSIP Number)

October 5, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Radian Group Inc., 23-2691170
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 4,744,506 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 4,744,506 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,744,506
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12.	TYPE OF REPORTING PERSON* CO

Item 1	(a).	Name of Issuer Primus Guaranty, Ltd. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices Clarendon House, 2 Church Street Hamilton HM 11, Bermuda

Item 2	(a).	Name of Person Filing Radian Group Inc.

Item 2	(b).	Address of Principal Business Office, or, if None, Residence 1601 Market Street Philadelphia, PA 19103

Item 2	(c).	Citizenship Delaware

Item 2	(d).	Title of Class of Securities This statement relates to the Issuer’s Common Shares, par value $0.08 per share.

Item 2	(e).	CUSIP Number G72457107

Item 3.	Not Applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 4,744,506

(b)

Percent of Class: 11.1%

This figure is calculated based on 42,787,843 Common Shares issued and outstanding as of November 8, 2004 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2004.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 4,744,506

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 4,744,506

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 28, 2005	RADIAN GROUP INC.
	By:	/s/ Mark Casale
	Name:	Mark Casale
	Title:	Senior Vice President, Strategic Investments